April 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Michael Kennedy
Lilyanna Peyser

Re:	Global Water Resources, Inc.
Registration Statement on Form S-1
File No. 333-209025
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global Water Resources, Inc. (the “Registrant”) hereby requests that the effective date for the Registration Statement on Form S-1 referred to above be accelerated so that it may become effective at 4:35 p.m., Eastern Time, on Wednesday, April 27, 2016, or as soon thereafter as is practicable. By separate letter, the representatives of the underwriter of the issuance of securities being registered join this request for acceleration.

The Registrant hereby authorizes Michael M. Donahey, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to a delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Donahey at (602) 382-6381, or in his absence, Kevin Zen, of Snell & Wilmer L.L.P., at (714) 427-7411. The Registrant also respectfully requests a copy of the written order verifying the effective date.

[Signature Page Follows]

Best Regards,

GLOBAL WATER RESOURCES, INC.

/s/ Ron L. Fleming
Ron L. Fleming
President and Chief Executive Officer

cc:	Michael M. Donahey, Esq.
Jeffrey E. Beck, Esq.
Jeffrey A. Scudder, Esq.
Kevin Zen, Esq.
Snell & Wilmer L.L.P.

Christopher J. Barry, Esq.
Dorsey & Whitney, LLP